EXHIBIT (a)(1)(H)

Bulldog Investors
Park 80 West, Plaza Two
Saddle Brook, NJ 07663
Phone (201) 556-0092
Fax (201) 556-0097
pgoldstein@bulldoginvestors.com

March 7, 2007

Susan S. Newton
Assistant Secretary and Assistant Clerk
MFS Government Markets Income Trust
500 Boylston Street
Boston, MA 02116

Dear Ms. Newton:

As per our schedule 13D filed on February 23, 2007, the Bulldog Investors group is the beneficial owner of more than 3 million shares of MFS Government Markets Income Trust (the “Trust”).  We have owned shares of the Trust with a market value in excess of $2,000 for at least 12 months and intend to hold them through the next annual meeting.  We hereby submit the following proposal and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management’s proxy materials for the next meeting of shareholders.

RESOLVED: The shareholders of MFS Government Markets Income Trust (the “Trust”) request that the Board of Trustees promptly take the steps necessary to open end the Trust or otherwise enable shareholders to realize net asset value (“NAV”) for their shares.

Supporting Statement

Shares of the Trust have traded at a discount to NAV continuously for almost 15 years.  For example, on March 5, 2007 a shareholder that wished to sell his or her shares would have only received $6.60 per share and not the NAV of $7.25.

After fifteen years of discounts, we believe shareholders deserve an opportunity to realize NAV.  Open-ending the Trust would allow all shareholders to obtain a higher price for their shares whenever they decide to sell.  We think the time is right to permanently eliminate the Trust’s discount to NAV.  If you agree, please vote in favor of this proposal.

Very truly yours,

Phillip Goldstein
Principal